Exhibit 99.64

TSX: JE.UN

•     FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE,

PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN

WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

JUST ENERGY INCOME FUND ANNOUNCES CLOSING OF C$330 MILLION 6.0%

CONVERTIBLE DEBENTURE OFFERING

TORONTO, May 5, 2010—Just Energy Income Fund (TSX—JE.UN) (“Just Energy”) is pleased to announce it has closed its previously announced offering of $330 million aggregate principal amount of 6.0% convertible extendible unsecured subordinated debentures (the “Convertible Debentures”). A syndicate led by RBC Capital Markets, GMP Securities L.P. and CIBC World Markets Inc., as joint bookrunners, and including National Bank Financial Inc., Scotia Capital Inc. and TD Securities Inc., acted as underwriters for the offering.

Just Energy will use the net proceeds of the offering to fund the purchase price and related costs of its previously announced acquisition (the “Acquisition”) of Hudson Parent Holdings, LLC and Hudson Energy Corp. (collectively, “Hudson”). Hudson is a privately held energy marketing company operating in New York, New Jersey, Illinois and Texas, primarily focused on the small to mid-size commercial customer market. The consideration for the Acquisition will be approximately U.S.$304.2 million, subject to customary working capital and certain other adjustments. Closing of the Acquisition is currently scheduled for May 7, 2010, but not later than June 15, 2010, subject to the satisfaction or waiver of certain customary conditions, including the receipt of applicable third party and regulatory approvals.

The Convertible Debentures have an initial maturity date (the “Initial Maturity Date”) of the earlier of (i) 5:00 p.m. (Toronto time) on July 31, 2010 if the Acquisition has not been completed at or before that time; (ii) the time, if any, at which Just Energy delivers a notice to the underwriters and debenture trustee that the acquisition agreement for the Acquisition has been terminated or that Just Energy will not be proceeding with the Acquisition; and (iii) the time, if any, at which Just Energy announces to the public that it does not intend to proceed with the Acquisition (each time being the “Termination Time”). If the closing of the Acquisition occurs prior to the Termination Time, the maturity date will be automatically extended to June 30, 2017. The Convertible Debentures are convertible at the option of the holder into Just Energy trust units at a conversion price of $18.00 per unit any time after the Initial Maturity Date and prior to maturity or redemption. The Convertible Debentures are listed for trading on the Toronto Stock Exchange under the symbol “JE.DB”.

The securities referred to herein offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any other U.S. state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirement of the U.S. Securities Act and applicable U.S. state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About the Fund

Just Energy’s business involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price and price-protected contracts. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the fixed price at which it is able to sell the commodities to its customers and the fixed price at which it purchases the associated volumes from its suppliers.

Just Energy also offers “green” products through its Just Green program. The electricity Just Green product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas Just Green product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint for their home or business. Management believes that these products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless waterheaters and, through Terra Grain Fuels Inc., produces and sells wheat-based ethanol.

Forward-Looking Statements

This press release may contain forward—looking statements including statements pertaining to closing of the Acquisition and the anticipated timing thereof. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the failure to satisfy any of the conditions to the completion of the Acquisition. Additional information on these and other factors that could affect closing of the Acquisition, or the Just Energy’s operations, financial results or distribution levels following completion of the Acquisition, are included in Just Energy’s prospectus filed in connection with the Convertible Debenture offering, the Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or through Just Energy’s website at www.justenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.

Chief Executive Officer & President

Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.

Chief Financial Officer

Phone: (905) 795-4206

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